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                                                                   Exhibit 99.01

                                 PRESS RELEASE

MILLIPORE TO ACQUIRE TYLAN GENERAL

December 16, 1996, 7:55 PM EST

BEDFORD, Mass. -- (BUSINESS WIRE)--Dec. 16, 1996--Millipore Corporation (NYSE/MIL) and Tylan General (NASDAQ/TYGN) announced today that Millipore has entered into a definitive agreement to acquire Tylan General for $16.00 per share in cash, or approximately $133 million, plus the assumption of Tylan's outstanding debt. Completion of this transaction is expected in the first quarter of 1997.

Tylan General is a leading supplier to the microelectronics industry of precision mass flow controllers, pressure and vacuum measurement and control equipment and ultraclean gas panels. The Company has been a leading developer of measurement and control products and technologies to measure and control the flow of process gases used in the manufacturing of semiconductor devices, including introducing the first mass flow controllers for semiconductor applications and the first adaptive pressure control system. Headquartered in San Diego, California, Tylan had 1996 sales of approximately $150 million.

C. William Zadel, Millipore's Chairman and CEO, commented: "The acquisition of Tylan General significantly strengthens Millipore's competitive position in microelectronics, the Company's fastest growing market over the past three years. It expands our product and service offering to our microelectronics customers, accelerates our R&D program in gas monitoring, and adds excellent software and electronics skills to our core competencies. The acquisition also combines two breakthrough technology platforms: Tylan's intelligent gas panels and Millipore's smart purifiers, which will allow us to develop integrated products for the gas market that offer greater reliability and lower cost. We will also continue to serve our existing customers with separate components as well as integrated systems that combine Millipore and Tylan technologies. Together we will be better able to help the microelectronics industry sustain its incredible pace of performance improvements and cost reduction in manufacturing integrated circuit devices."

Zadel continued: "This acquisition and our recent purchase of Amicon fit perfectly into our long-range strategic plan, and both present unique opportunities to strengthen Millipore for the future. Biotechnology-derived drugs and increasingly powerful semiconductor devices require new purification tools for discovery and manufacturing; these acquisitions help us meet that technical and market need."

Arthur C. Spinner, Chairman of the Special Committee of the Board of Directors of Tylan General that supervised the process of soliciting bids for the acquisition of Tylan General, commented: "This transaction represents the culmination of an extensive auction process

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that we believed was designed to provide the best financial opportunity for the stockholders of Tylan General."

David J. Ferran, Chairman and Chief Executive Officer of Tylan General, added, "I am very enthusiastic about this transaction and the prospects offered by a combination of our business with that of Millipore. This transaction will be beneficial for Tylan General's employees, customers and suppliers, as well as for its stockholders."

Millipore intends to finance the acquisition of Tylan General with bank borrowings and expects the acquisition to be accretive to earnings by the second half of 1997 and to significantly enhance the long-term growth of Millipore's revenues and profits. Millipore will, within five business days, commence a tender offer at $16.00 per share for all the shares of Tylan General. The offer is subject to the condition that a majority of the shares are tendered. The tender offer, if successful, will be followed as promptly as possible by a merger in which any remaining shares of Tylan General stock will be converted into the right to receive $16.00 per share in cash.

Millipore was advised in the acquisition by Credit Suisse First Boston; Tylan General was advised by Goldman, Sachs & Co.

Millipore is a multinational company that applies its purification technology to critical research and manufacturing problems in the microelectronics, biopharmaceutical and analytical laboratory markets.

More information on Millipore can be found at www.millipore.com; and on Tylan at www.tylangeneral.com.

Certain statements discussed in this news release are forward-looking statements that involve a number of risks and uncertainties. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following: changes in foreign exchange rates; increased regulatory concerns on the part of the biopharmaceutical industry; swings in demand for microelectronics products; competitive factors such as new membrane technology and/or a new method of chip manufacture which relies less heavily on purified chemicals and gases; and other risk factors listed from time to time in the Company's SEC reports, including but not limited to the report on the Form 10-K for the year ended December 31, 1995.

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